Exhibit 99.1

Sapiens International

Corporation N.V.

August 13, 2017

New Rating

‘ilA+’ Rating Assigned, Outlook Stable

Primary Credit Analyst

Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Secondary Credit Analyst

Sivan Mesilati, 972-3-7539735 sivan.mesilati@spglobal.com

Table of Contents

Summary

Rating Action

Rationale

Outlook

Reconciliation

Related Criteria And Research

Please note that this translation was made for convenience purposes and for the company’s internal use only and under no circumstances shall obligate S&P Global Ratings Maalot. The translation has no legal status and S&P Global Ratings Maalot does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on August 10, 2017, the Hebrew version shall

New Rating	August 13, 2017 | 1

Sapiens International Corporation N.V.

New Rating

‘ilA+’ Rating Assigned, Outlook Stable

Summary

•	Sapiens International Corporation N.V. (“Sapiens”) develops and markets software solutions to the global insurance market.

•	Sapiens’ business risk profile is underpinned by its high growth rates and the growth rates of the insurance software market. On the other hand, relatively weak competitive position in global markets due to limited scope of activity and R&D compared to large global companies constrain our business risk profile assessment.

•	The Company’s financial risk profile is underpinned by relatively low expected leverage, as reflected in adjusted debt to EBITDA of about 2.0x-2.5x starting in 2018 onwards.

•	Sapiens intends to issue a new $80 million bond series and use the proceed to refinance existing bank loans, for new investments aimed at expanding ongoing operations and for dividend distribution.

•	We hereby assign Sapiens an ‘ilA+’ issuer rating and assign an ‘ilA+’ issue rating to the Series B bonds the company intends to issue.

•	The stable outlook reflects our assessment that the Company will maintain its position in the software solutions market in North America and EMEA, and at least stable operating performance. The outlook also reflects our assessment that the company will maintain an adjusted debt to EBITDA ratio of about 3.0x and an FFO (funds from operations) to adjusted debt ratio of about 25%.

Rating Action

On August 13, 2017, S&P Maalot assigned its ‘ilA+’ rating to Sapiens International Corporation N.V., a developer and supplier of software solutions to the global insurance market. The outlook is stable. S&P Maalot also assigned its ‘ilA+’ to new Series B bonds, at a total value of $80 million.

Rationale

Sapiens International Corporation N.V. (“Sapiens”) was founded in 1982 and its shares are traded on the Tel Aviv Stock Exchange and on NASDAQ.

The company develops and markets global software solutions for the insurance market, designed for property and casualty/general insurance, life insurance and pension, reinsurance and other segments. Sapiens has been working with international insurance companies, governments and banks for many years, and serves more than 400 insurers in North America, Europe, Israel and Asia.

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Sapiens International Corporation N.V.

Sapiens operates in the global insurance market, which is mostly based on legacy solutions. We believe this market holds growth prospects as it shifts to new technology, which requires material IT investments.

Sapiens is controlled (48.7%) by Formula Systems Ltd. (“Formula”, ilA+/Stable), which, through its subsidiaries, develops, markets and distributes software and software tools and provides software services for computerized systems. The remainder of Sapien’s shares is held by the public.

Our assessment of Sapiens’ business risk profile reflects the following factors:

•	Continued material growth in operations (16.5% growth in 2016 revenues and 25% expected growth in 2017 revenues) based on a combination between organic growth and growth through M&A activity, e.g. the acquisition of StoneRover which provides a variety of solutions and services to the North American insurance market. Sapiens also implements restructuring steps supporting the expansion of its customer base and cross-sales.

•	Geographical spread. Sapiens operates in North America, Europe, Israel, Asia and South Africa, and is expanding its North American operation.

•	High barriers to entry in Sapiens’ fields of operation, based on long-term relationships with clients and high costs when replacing software providers.

•	Small scale of revenues and EBITDA compared to large competitors in global markets. Global competitors benefit from economies of scale which allow them to sustain large R&D costs and make material capital investments.

•	Niche segment in the insurance sector. This is a relatively stable segment and the company has long lasting relationships with its customers, although it is somewhat dependent on ten large clients responsible for about a third of its revenues.

•	Relatively small scale of intellectual property (IP) and limited R&D abilities compared to global competitors. IP and R&D capabilities are critical for creating barriers to entry and a leading market position.

Sapiens’ financial risk profile is supported by its low to negligible debt in recent years, which is expected to increase following new bank loans taken in 2017 and the expected bond issuance, and then decrease back to a level commensurate with the current rating starting in 2018.

In early 2017, the company suffered a significant decrease in revenues and profitability after losing a material client responsible for about 14% of its revenues in 2016. On the other hand, in 2017 Sapiens acquired U.S.-based StoneRiver, an acquisition which is expected to materially increase its revenues and profitability and expand its operations in the U.S., in accordance with the company’s business strategy. In order to finance this acquisition, Sapiens took out bank loans for the first time in years, although the greater part of the acquisition was paid in cash (about $102 million). We consider 2017 to be a transitional year for Sapiens.

In our base case scenario we estimate that the company will continue to grow materially in 2018, thanks to the synergy effect of the StoneRiver acquisition and several new clients as well as the continued implementation of restructuring and increase in cross-sales. None of the company’s current clients is responsible for more than 6%

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Sapiens International Corporation N.V.

of its revenues. Therefore, according to our sensitivity analysis, only a massive desertion of several clients simultaneously may cause additional material adverse effect to revenues and profitability. We believe this scenario is unlikely.

Under our base case scenario we expect Sapiens’ adjusted EBITDA to be $20-25 million in 2017 but to grow to about $30-35 million in 2018. We also expect Sapiens to issue about $80 million in debt in 2017, such that its leverage increases, as reflected in adjusted debt to EBITDA of 3.5x-4.0x. In 2018 we expect the company’s leverage to decrease back to a level commensurate with the current rating, i.e. adjusted debt to EBITDA of about 2.0x-2.5x. Similarly, we expect FFO to adjusted debt to be 20%-25% in 2017 and increase to 30%-35% in 2018.

Our base case scenario for 2017-2018 is underpinned by the following main assumptions:

•	25% annual growth in sales in 2017 following the StoneRiver acquisition and several new clients, and more moderate growth, about 5%, in 2018;

•	R&D costs of about 11%-12% of sales;

•	9%-12% EBITDA margin in 2017 and 2018;

•	Dividend distribution of about 50% of net profit;

•	Debt issuance of about $80 million (about half of it to be used to refinance existing bank loans).

Note: we did not deduct any cash balances from debt.

Based on these assumptions, we expect the company’s debt coverage ratios to be as follows:

•	Gross debt to adjusted EBITDA of 3.5x-4.0x in 2017 and of 2.5x-3.0x in 2018;

•	FFO to adjusted debt of 20%-25% in 2017 and 30%-35% in 2018.

Liquidity

We estimate Sapiens’ liquidity as weak, according to our criteria. We expect liquidity sources to exceed uses by about 1.2x or more in the next 12 months This assessment is based on the company’s cash in hand, positive operating cash flow, bank loan refinancing and dividend distribution, as well as on the company’s prudent risk management policy.

In our base case scenario we consider the sources and uses of the company as of March 31, 2017, to be as follows:

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Sapiens International Corporation N.V.

Principal Liquidity Sources	Principal Liquidity Uses
• Cash and cash equivalent of about $35 million;	• Bank loan repayment of about $40 million;
• Annual cash flow of about $20 million;	• Capital expenditures and acquisitions of about $15 million;
• Bond issuance of about $80 million.	• Dividend distribution of about $10 million (about 50%
of 2016 net profit, according to practice).

Outlook

The stable outlook reflects our assessment that the company will maintain its position in the software market in North America and EMEA, and continue its growth with at least stable operating performance. The outlook also reflects our assessment that the company will maintain an adjusted debt to EBITDA ratio of about 3.0x and an FFO (funds from operations) to adjusted debt ratio of about 25%.

Downside Scenario

A negative rating action would be possible if the company’s adjusted debt to EBITDA is significantly higher than 3.0x or its FFO to debt is consistently lower than 25%, or if the company’s operating performance deteriorates or its financial policy changes. These scenarios could come about if the company’s financial debt increases significantly in order to finance acquisitions or distribute large dividends to shareholders or if material investments are made and adversely affect target ratios.

Upside Scenario

A positive rating action would be possible if the company’s EBITDA significantly increase due to improved competitive position, material growth in its market share in North America and EMEA and continuous improvement in operating performance. A positive rating action is subject to adjusted debt to EBITDA consistently dropping below 2.0x and adjusted FFO to debt continuously exceeding 40%.

Modifiers

Diversification portfolio effect: Neutral

Capital structure: Neutral

Liquidity: Neutral

Financial policy: Neutral

Management/Governance: Neutral

Comparable ratings analysis: Neutral

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Sapiens International Corporation N.V.

Related Criteria And Research

•	Standard & Poor’s Maalot (Israel) National Scale: Methodology For Nonfinancial Corporate Issue Ratings, September 22, 2014

•	National And Regional Scale Credit Ratings, September 22, 2014

•	S&P Global Ratings’ National And Regional Scale Mapping Tables, June 1, 2016

•	S&P Global Ratings Definitions, June 20, 2017

•	Methodology: Timeliness Of Payments: Grace Periods, Guarantees, And Use Of ‘D’ And ’SD’ Ratings, October 24, 2013

•	Corporate Methodology, November 19, 2013

•	Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014

•	Corporate Methodology: Ratios And Adjustments, November 19, 2013

•	Group Rating Methodology, November 19, 2013

•	Use Of Credit Watch And Outlooks, September 14, 2009

•	Methodology: Industry Risk, November 19, 2013

•	Country Risk Assessment Methodology And Assumptions, November 19, 2013

•	Key Credit Factors For The Technology Hardware And Semiconductors Industry, November 19, 2013

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